Exhibit 99.1

CONTACTS:

Noit Levi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com

GK Investor Relations | Kenny Green, (646) 201 9246  | towerjazz@gkir.com

TOWERJAZZ REPORTS FOURTH QUARTER AND FULL YEAR 2013 RESULTS

--- Signed joint venture definitive agreement with Panasonic Corporation, that will enable the company to reach $1 billion of net profitable annual revenue run rate ---

--- Margins improve and design wins continue to accelerate ---

MIGDAL HAEMEK,  ISRAEL – February 27, 2014 – TowerJazz (NASDAQ: TSEM & TASE: TSEM) today reports results for the fourth quarter of 2013 and full year ended December 31, 2013 – reflecting a sequential quarterly revenue growth throughout the year, strong improvement in margins and year over year substantial increase in design wins and masks entering the factories.

Financial Results Overview

Revenues for the 2013 fourth quarter of $134.6 million reflecting 20 percent growth as compared to the first quarter of the year, 8 percent as compared to the second quarter and 2 percent over the revenues reported in the previous quarter. As compared to the fourth quarter of 2012, revenues were $13 million lower, as a result of the previously announced contractual decrease in the Micron volume agreement at the Japan facility. To note, fourth quarter represented an organic revenue increase of $20 million, or 25 percent as compared to the same period last year. The planned reduction in Micron revenue is expected to be greatly surpassed through the Panasonic agreement beginning the second quarter of 2014.

On an adjusted non-GAAP basis, net income for the quarter was $19 million or 14 percent net profit margins, significantly higher than the $12 million and 9 percent in the previous quarter.

On an adjusted non-GAAP basis, gross profit for the fourth quarter of 2013 was $46 million as compared with $39 million in the third quarter of 2013 and operating profit was $28 million as compared with $21 million in the third quarter of 2013. This reflects 34 percent gross margins and 21 percent operating margins, as compared with 30 percent and 16 percent margins, respectively, in the third quarter of 2013.

EBITDA for the fourth quarter was $27 million, higher than the $21 million in the previous quarter.

Net loss on a GAAP basis for the quarter was $29.8 million, or $0.62 per share, compared with a net loss of $31.8 million or $0.68 per share in the previous quarter and $23.4 million, or $1.03 per share, in the fourth quarter of 2012. This is in line with the aforementioned decrease in revenue and is expected to be more than offset as a result of the Panasonic engagement.

For the full year of 2013, revenues were $505.0 million and net loss on a GAAP basis was $107.7 million.  The lower revenues as compared to 2012 are a result of the decreasing Micron volume per their supply agreement at the Japan facility. Core business revenues for the year were 6 percent higher than  the previous year.

On an adjusted Non-GAAP basis, net income for the full year was $56 million, or basic earnings of $1.41 per share, and gross profit and operating profit for 2013 were $163 million and $90 million, respectively.

During 2013, the company generated positive cash flow from operations of approximately $75 million, excluding interest payment, or $42 million, net of interest payments.

Cash and deposits at December 31, 2013 were $123 million compared with $133 million at December 31, 2012. Shareholders' equity as of December 31, 2013 was $141 million and the current ratio improved to 2.1:1 from 1.8:1 at the end of 2012.

During the fourth quarter, the company signed a definitive agreement to extend its credit line with Wells Fargo, providing a credit line of up to $70 million maturing December 2018 at a lower interest rate. As of the December 31, 2013, loans outstanding under this credit line totaled $19 million.

Business Outlook

TowerJazz expects revenues for its 2014 first quarter ending March 31, 2014 to be between $130 million and $140 million.  Mid-range guidance of $135 million represents a 20 percent of year over year growth.

Major Business Announcement

On December 20, 2013, TowerJazz signed a definitive agreement creating a joint venture (JV) with Panasonic Corporation.  Within the scope of the JV, Panasonic will transfer its semiconductor manufacturing process and capacity tools of 8 inch and 12 inch wafers at its Hokuriku factories (Uozu, Tonami and Arai) to the JV, committing to acquire its products from the JV for a long term period of at least five years of volume production, and will transfer to TowerJazz 51% of the shares of this JV. TowerJazz’s revenue is expected to increase by approximately $400 million a year. The JV will add available capacity of approximately 800,000 wafers per year (8 inch equivalent) in three manufacturing facilities in Japan. The JV is expected to broaden TowerJazz’s technology offerings by providing multiple additional specialty flows, including Panasonic's world-class specialty flows such as High Definition FSI – a world famous CIS (CMOS Image Sensor) benchmark technology for high quantum efficiency, low dark current CIS technology, and high voltage SOI (silicon-on-insulator) based power management technologies.

Management and Board Remarks

Amir Elstein, Chairman of TowerJazz Board of Directors, stated: "Reflecting on 2013, we progressed well in realizing our technical roadmap in prime focus areas. The continued development of feature rich customer aligned platforms provided strong growth in our core businesses and promises a 2014 record organic revenue growth. In view of this and the announced undertaking of majority ownership in a joint venture with Panasonic with the ability to consolidate our Japanese business, we see 2014 as a year of strong top line revenue growth and more significant, one in which we will see a marked move in demonstrating a business model of sustainable GAAP net profit."

Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “At the end of 2013, we signed a definitive agreement with Panasonic creating a joint venture, of which we will hold 51%, for manufacturing products for both Panasonic and new potential customers in three Panasonic fabs in Japan. We expect this deal to close by April 2014. This joint venture enhances an already diversified customer offering with additional high end platforms and new 300 mm capabilities.

"In 2013 we achieved sequential quarterly revenue growth and in the fourth quarter realized a year over year 25 percent organic growth. Over 16,000 new masks entered our factories in 2013, representing year over year increase of 25 percent, giving a base of confidence for 2014 strong customer forecasts. In view of our organic growth and the Panasonic joint venture, we expect to break $900 million revenue annual run rate starting the second quarter and to continue and surpass the $1 billion revenue run rate with sustainable GAAP net profit.

"The recent Indian government announcement regarding Cabinet approval of our consortium activities in India with Jaypee and IBM are as well encouraging. To summarize, the Panasonic joint venture, India project Cabinet approval, and other previously announced specialty annex capabilities combined with forecasted strong core business, provide devout momentum entering into this year that will carry over for the foreseeable years to come."

Teleconference and Web Cast

TowerJazz will host an investor conference call today, February 27, 2014, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the company’s financial results for the 2013 fourth quarter and fiscal year and its first quarter 2014 business outlook.

This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com., or by calling: 1-888-407-2553 (U.S. Toll-Free), 03-918-0610 (Israel), +972-3-918-0610 (International)   The webcast is available to both institutional and individual investors. Individual investors can listen to the call at www.earnings.com.  Institutional investors can access the call via the password-protected event management site (www.streetevents.com). For those who are not available to listen to the live broadcast, the call will be archived for 90 days.

As previously announced, beginning with the first quarter of 2007, the Company has been presenting its financial statements in accordance with U.S. GAAP.  This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees, (3) reorganization costs, (4) amortization related to a lease agreement early termination, (5) financing expenses, net other than interest accrued, such that non-GAAP interest expenses and other financial expenses, net include only interest accrued during the reported period, whether paid or payable and (6) income tax expense, such that non-GAAP income tax expense include only taxes paid during the reported period. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures.  As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding amortization related to a lease agreement early termination, reorganization costs, interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies.  EBITDA and the non-GAAP financial information presented herein should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent with the non-GAAP data presented in previous filings.

About TowerJazz

Tower Semiconductor Ltd. and its wholly owned U.S. subsidiary Jazz Semiconductor Inc. and its wholly owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, a global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also offers clients a world-class design enablement platform, providing a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities located in Israel, one in the United States and one in Japan. Additional information is available at www.towerjazz.com.

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) cancellation of orders, (iii) failure to receive orders currently expected, (iv) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (v) material amount of fixed costs, debt and other liabilities and having sufficient funds to satisfy our fixed costs, debt obligations and other short-term and long-term liabilities on a timely basis, (vi) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (vii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (viii) our ability to capitalize on potential increases in demand for foundry services, (ix) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (x) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xi) the purchase of equipment to increase capacity, the completion of the equipment installation, technology transfer and raising the funds therefor, (xii) the concentration of our business in the semiconductor industry, (xiii) product returns, (xiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xv) competing effectively, (xvi) achieving acceptable device yields, product performance and delivery times, (xvii) possible production or yield problems in our wafer fabrication facilities, (xviii) our ability to manufacture products on a timely basis, (xix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxi) our ability to fulfill our obligations and meet performance milestones under our agreements, including successful execution of our agreement with an Asian entity signed in 2009, (xxiii) retention of key employees and recruitment and retention of skilled qualified personnel, (xxiv) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business locally and internationally, (xxv) fluctuations in the market price of our traded securities may adversely affect our reported GAAP non-cash financing expenses, (xxvi) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities may dilute the shareholdings of current and future shareholders, (xxvii) successfully ramping new technologies at TowerJazz's Japan fab and engaging new customers to utilize this fab at a level that will cover all of its cost to avoid negative net cash flows and cash needs to operate the Japan fab; (xxviii) meeting regulatory requirements worldwide; (xxix) successfully closing the joint venture transaction with Panasonic, including the consolidation of our Japanese business, which may include fab consolidations between our Nishiwaki facility and the joint venture’s facilities; and (xxx)business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#      #      #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	December 31,	September 30,	December 31,
	2013	2013	2012
		(Unaudited)
A S S E T S

CURRENT ASSETS
Cash, short-term deposits and designated deposits	$122,871	$141,447	$133,398
Trade accounts receivable	80,316	71,664	79,354
Other receivables	10,943	11,724	5,379
Inventories	64,804	70,364	65,570
Other current assets	11,480	15,815	14,405
Total current assets	290,414	311,014	298,106

LONG-TERM INVESTMENTS	14,494	13,529	12,963

PROPERTY AND EQUIPMENT, NET	350,039	369,628	434,468

INTANGIBLE ASSETS, NET	32,393	36,066	47,936

GOODWILL	7,000	7,000	7,000

OTHER ASSETS, NET	11,547	11,922	13,768

TOTAL ASSETS	$705,887	$749,159	$814,241

CURRENT LIABILITIES
Short term debt	$36,441	$45,460	$49,923
Trade accounts payable	66,358	63,383	81,372
Deferred revenue	3,166	2,218	1,784
Other current liabilities	33,951	39,893	36,240
Total current liabilities	139,916	150,954	169,319

LONG-TERM DEBT	316,885	305,929	288,954

LONG-TERM CUSTOMERS' ADVANCES	7,187	7,209	7,407

EMPLOYEE RELATED LIABILITES	65,337	76,013	77,963

DEFERRED TAX LIABILITY	13,611	15,145	26,405

OTHER LONG-TERM LIABILITIES	21,703	22,314	24,168

Total liabilities	564,639	577,564	594,216

SHAREHOLDERS' EQUITY	141,248	171,595	220,025

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$705,887	$749,159	$814,241

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	December 31,	September 30,	December 31,		September 30,		December 31,	September 30,
	2013	2013	2013		2013		2013	2013
	non-GAAP		Adjustments (see a, b, c, d, e, f below)				GAAP

REVENUES	$134,571	$132,555	$--		$--		$134,571	$132,555

COST OF REVENUES	88,635	93,069	36,995	(a)	35,115	(a)	125,630	128,184

GROSS PROFIT	45,936	39,486	(36,995)		(35,115)		8,941	4,371

OPERATING COSTS AND EXPENSES

Research and development	7,801	8,139	188	(b)	45	(b)	7,989	8,184
Marketing, general and administrative	10,368	10,241	556	(c)	764	(c)	10,924	11,005
Amortization related to a lease agreement early termination	--	--	1,866	(d)	1,866	(d)	1,866	1,866

	18,169	18,380	2,610		2,675		20,779	21,055

OPERATING PROFIT (LOSS)	27,767	21,106	(39,605)		(37,790)		(11,838)	(16,684)

INTEREST EXPENSES, NET	(8,223)	(8,416)	--	(e)	--	(e)	(8,223)	(8,416)

OTHER FINANCING EXPENSE, NET	--	--	(11,109	)(e)	(9,502	)(e)	(11,109)	(9,502)

OTHER EXPENSE, NET	(380)	(465)	--		--		(380)	(465)

PROFIT (LOSS) BEFORE INCOME TAX	19,164	12,225	(50,714)		(47,292)		(31,550)	(35,067)

INCOME TAX BENEFIT	--	--	1,704	(f)	3,291	(f)	1,704	3,291
NET PROFIT (LOSS) FOR THE PERIOD	$19,164	$12,225	$(49,010)		$(44,001)		$(29,846)	$(31,776)

Loss per ordinary share *							$0.62	$0.68

(a)
Includes depreciation and amortization expenses in the amounts of $36,747 and $35,000 and stock based compensation expenses in the amounts of $248 and $115 for the three months ended December 31, 2013 and September 30, 2013 respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $(49) and $(62) and stock based compensation expenses in the amounts of $237 and $107 for the three months ended December 31, 2013 and September 30, 2013 respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $205 and $206 and stock based compensation expenses in the amounts of $351 and $558 for the three months ended December 31, 2013 and September 30, 2013 respectively.

(d)	Non cash amortization related to an early termination of an office building lease contract.
(e)	Non-GAAP interest expenses and other financing expense, net include only interest on an accrual basis.
(f)	Non-GAAP income tax expenses include taxes paid during the period.
(*)
Basic earnings per ordinary share according to non-GAAP results is $0.40 and $0.26 for the three months ended December 31, 2013 and September 30, 2013, respectively and the weighted average number of ordinary shares outstanding is 47.9 million and 46.6 million for these periods.

Fully diluted earnings per share according to non-GAAP results would be $0.34 and $0.22 for the three months ended December 31, 2013 and September 30, 2013, respectively, and the weighted average number of shares outstanding would be 56.4 million and 55.6 million for these periods; fully diluted earnings results and quantities of number of shares outstanding exclude 23.2 million for the three months ended December 31, 2013 and September 30, 2013, of securities that carry exercise price or conversion ratios, which are above the average price of the company’s stock during these periods.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	December 31,		December 31,				December 31,
	2013	2012	2013		2012		2013	2012
	non-GAAP		Adjustments (see a, b, c, d, e, f below)				GAAP

REVENUES	$134,571	$147,587	$--		$--		$134,571	$147,587

COST OF REVENUES	88,635	98,279	36,995	(a)	40,738	(a)	125,630	139,017

GROSS PROFIT	45,936	49,308	(36,995)		(40,738)		8,941	8,570

OPERATING COSTS AND EXPENSES

Research and development	7,801	7,138	188	(b)	194	(b)	7,989	7,332
Marketing, general and administrative	10,368	9,737	556	(c)	1,018	(c)	10,924	10,755
Amortization related to a lease agreement early termination	--	--	1,866	(d)	--		1,866	--

	18,169	16,875	2,610		1,212		20,779	18,087

OPERATING PROFIT (LOSS)	27,767	32,433	(39,605)		(41,950)		(11,838)	(9,517)

INTEREST EXPENSES, NET	(8,223)	(8,647)	--	(e)	--	(e)	(8,223)	(8,647)

OTHER FINANCING EXPENSE, NET	--	--	(11,109	)(e)	(7,614	)(e)	(11,109)	(7,614)

OTHER INCOME (EXPENSE), NET	(380)	78	--		--		(380)	78

PROFIT (LOSS) BEFORE INCOME TAX	19,164	23,864	(50,714)		(49,564)		(31,550)	(25,700)

INCOME TAX BENEFIT (EXPENSE)	--	(1,937)	1,704	(f)	4,248	(f)	1,704	2,311
NET PROFIT (LOSS) FOR THE PERIOD	$19,164	$21,927	$(49,010)		$(45,316)		$(29,846)	$(23,389)

Loss per ordinary share *							$0.62	$1.03

(a)
Includes depreciation and amortization expenses in the amounts of $36,747 and $40,539 and stock based compensation expenses in the amounts of $248 and $199 for the three months ended December 31, 2013 and December 31, 2012 respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $(49) and $33 and stock based compensation expenses in the amounts of $237 and $161 for the three months ended December 31, 2013 and December 31, 2012 respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $205 and $208 and stock based compensation expenses in the amounts of $351 and $810 for the three months ended December 31, 2013 and December 31, 2012 respectively.

(d)	Non cash amortization related to an early termination of an office building lease contract.
(e)	Non-GAAP interest expenses and other financing expense, net include only interest on an accrual basis.
(f)	Non-GAAP income tax expenses include taxes paid during the period.
(*)
Basic earnings per ordinary share according to non-GAAP results is $0.40 and $0.96 for the three months ended December 31, 2013 and December 31, 2012, respectively and the weighted average number of ordinary shares outstanding is 47.9 million and 22.8 million for these periods.

Fully diluted earnings per shares according to non-GAAP results would be $0.34 and $0.44 for the three months ended December 31, 2013 and December 31, 2012, respectively, and the weighted average number of shares outstanding would be 56.4 and 49.5 million for these periods; fully diluted earnings results and quantities of number of shares outstanding exclude 23.2 million and 22.7 million for the three months ended December 31, 2013 and December 31, 2012, respectively, of securities that carry exercise price or conversion ratios, which are above the average price of the company’s stock during these periods.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Year ended		Year ended				Year ended
	December 31,		December 31,				December 31,
	2013	2012	2013		2012		2013	2012
	non-GAAP		Adjustments (see a, b, c, d, e, f, g below)				GAAP

REVENUES	$505,009	$638,831	$--		$--		$505,009	$638,831

COST OF REVENUES	341,855	405,398	135,045	(a)	154,648	(a)	476,900	560,046

GROSS PROFIT	163,154	233,433	(135,045)		(154,648)		28,109	78,785

OPERATING COSTS AND EXPENSES

Research and development	32,543	29,075	521	(b)	2,018	(b)	33,064	31,093
Marketing, general and administrative	40,483	39,171	2,433	(c)	5,242	(c)	42,916	44,413
Reorganization costs	--	--	--		5,789	(d)	--	5,789
Amortization related to a lease agreement early termination	--	--	7,464	(e)	--		7,464	--

	73,026	68,246	10,418		13,049		83,444	81,295

OPERATING PROFIT (LOSS)	90,128	165,187	(145,463)		(167,697)		(55,335)	(2,510)

INTEREST EXPENSES, NET	(32,971)	(31,808)	--	(f)	--	(f)	(32,971)	(31,808)

OTHER FINANCING EXPENSE, NET	--	--	(27,838	)(f)	(27,583	)(f)	(27,838)	(27,583)

OTHER EXPENSE, NET	(904)	(1,042)	--		--		(904)	(1,042)

PROFIT (LOSS) BEFORE INCOME TAX	56,253	132,337	(173,301)		(195,280)		(117,048)	(62,943)

INCOME TAX BENEFIT (EXPENSE)	(190)	(852)	9,578	(g)	(6,474	)(g)	9,388	(7,326)

NET PROFIT (LOSS) FOR THE PERIOD	$56,063	$131,485	$(163,723)		$(201,754)		$(107,660)	$(70,269)

Loss per ordinary share *							$2.72	$3.17

(a)
Includes depreciation and amortization expenses in the amounts of $134,448 and $153,746 and stock based compensation expenses in the amounts of $597 and $902 for the year ended December 31, 2013 and December 31, 2012, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $(6) and $1,304 and stock based compensation expenses in the amounts of $527 and $714 for the year ended December 31, 2013 and December 31, 2012, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $775 and $1,121 and stock based compensation expenses in the amounts of $1,658 and $4,121 for the year ended December 31, 2013 and December 31, 2012, respectively.

(d)	Includes reorganization costs.
(e)	Non cash amortization related to an early termination of an office building lease contract.
(f)	Non-GAAP interest expenses and other financing expense, net include only interest on an accrual basis.
(g)	Non-GAAP income tax expenses include taxes paid during the period.
(*)
Basic earnings per ordinary share according to non-GAAP results is $1.41 and $5.93 for the year ended December 31, 2013 and December 31, 2012, respectively and the weighted average number of ordinary shares outstanding is 39.6 million and 22.2 million for these periods.

Fully diluted earnings per shares according to non-GAAP results would be $1.06 and $2.65 for the year ended December 31, 2013 and December 31, 2012, respectively, and the weighted average number of shares outstanding would be 52.9 and 49.6 million for these periods; fully diluted earnings results and quantities of number of shares outstanding exclude 23.2 million and 7.4 million for the year ended December 31, 2013 and December 31, 2012, respectively, of securities that carry exercise price or conversion ratios, which are above the average price of the company’s stock during these periods.